R. SEELAUS & CO., LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-31475

FOR THE YEAR ENDED
DECEMBER 31, 2024

(With Report of Independent Registered Public Accounting Firm)

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31475

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: R. Seelaus & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26 Main St., Suite 300

(No. and Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anneliese Mitnick	(908) 273-3011	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste. 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anneliese Mitnkck _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R. Seelaus & Co., LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NICOLE MCFARLANE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 30TH 2027
COMMISSION: #50199498

Notary Public

Signature: _Anneleve Mitnick_

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R. SEELAUS & CO., LLC

TABLE OF CONTENTS

PAGE NO.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
R. Seelaus & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R. Seelaus & Co., LLC (the "Company") as of December 31, 2024, and the related statements of income, changes in member's equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of R. Seelaus & Co., LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as R. Seelaus & Co., LLC's auditor since 2021.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 25, 2025

R. SEELAUS & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 132,132
Receivables from non-customers	1,570,075
Receivables from related parties	63,034
Securities owned, at fair value	18,795,711
Secured demand notes	1,800,000
Other assets	670,249
TOTAL ASSETS	$ 23,031,201

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,138,625
Due to clearing organization	1,215,962
Due to related parties	1,295,973
Subordinated borrowings	1,800,000
Total Liabilities	$ 8,450,560
MEMBER'S EQUITY	$ 14,580,641
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,031,201

R. SEELAUS & CO., LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE	
Syndicate income	$ 19,890,257
Commission income	13,369,156
Trading revenue	4,043,263
Interest and dividend income	830,393
Annuity income	33,695
Private placement income	661,658
Other income	369,232
Total Revenue	$ 39,197,654
EXPENSES	
Employee compensation and benefits	$ 26,716,456
Referral fees	2,092,348
Bloomberg service	1,710,582
Non-broker clearance charges	787,811
Payroll taxes	923,082
Occupancy and equipment	450,294
Stock exchange fees	684,104
Communications and data processing	187,346
Advertising	310
Regulatory assessments	265,735
Interest	210,188
Consulting	40,680
Other operating expenses	1,730,649
Total Expenses	35,799,585
NET INCOME	$ 3,398,069

See accompanying notes to financial statements

R. SEELAUS & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Member's Equity, January 1, 2024	$ 16,598,516
Contributed capital	1,452
Member's distributions	(5,417,396)
Net income	3,398,069
Member's Equity, December 31, 2024	$ 14,580,641

R. SEELAUS & CO., LLC
STATEMENT OF CHANGES
IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2024

Subordinated borrowings at December 31, 2023	$ 1,800,000
Increases	-
Decreases	-
Subordinated borrowings at December, 31, 2024	$ 1,800,000

R. SEELAUS & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities	
Net Income	$ 3,398,069
Adjustments:	
Decrease in receivables from clearing organizations	3,856,414
Decrease in receivables from non-customers	377,810
Decrease in receivables from related parties	983 229
Increase in securities owned, at fair value	(4,490,579)
Decrease in other assets	12,653
Increase in accrued expenses and other liabilities	31,313
Increase in due to clearing organization	1,215,962
Increase in related party payables	126,567
Decrease in securities sold, not yet purchased	(9)
Net Cash Flow Provided by Operations	$ 5,511,429
Cash Flows Used in Financing Activities	
Distributions	$ (5,417,396)
Ne Increase in Cash and Cash Equivalents	$ 94,033
Cash and Cash Equivalents Balance at December 31, 2023	$ 38,099
Cash and Cash Equivalents Balance at December 31, 2024	$ 132,132
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 98,104
Supplemental Disclosures of Non-Cash Financing Activities:	
Contributed capital acquired via related party payables	$ 1,452

See accompanying notes to financial statements

Note 1: Organization and Nature of Business

R. Seelaus & Co., LLC (the Company), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a full-service institutional and retail broker-dealer with a sales and trading presence in the corporate debt and equity, municipal debt, and interest rates markets. In addition, the Company has a robust capital markets effort including debt and equity underwriting, share repurchase and commercial paper capabilities. The Company has distribution channels into a wide range of customers including insurance companies, foundations, pension plans, family offices, hedge funds, mutual funds and high net worth retail households. The Company is a nationally certified Women-Owned Business Enterprise (WBE). The Company's customers are located throughout the United States, with offices in New Jersey, Connecticut, Massachusetts, Illinois and South Carolina.

Note 2: Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation and amortization is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

The Company was formed on December 31, 2018 and is a limited liability company for federal and state income tax purposes. Accordingly, income and losses of the Company pass through to its member which is taxed as a partnership.

Effective March 2022, Seelaus Holdings, LLC ("Holdco") became sole member of the Company. The previous member of the Company, R. Seelaus & Co., Inc. ("Parent") and SPC CM Seelaus Investor LLC ("Investor") are the members of Holdco.

Note 2: Significant Accounting Policies – *(Continued)*

Under current federal and state laws, limited liability companies are generally not subject to income taxes; therefore, no provision has been made for such taxes in the accompanying financial statements other than nominal fees imposed by the state. For income tax purposes, the member separately accounts for its share of the Company's items of income, deductions, losses and credits.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2024, there are no unrecognized tax benefits.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. All investments as of December 31, 2024, are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including soft dollar, commissions and market research. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During 2024, none of the Company's external customers made up more than 10% of revenues.

Note 2: Significant Accounting Policies – *(Continued)*

<u>Revenues</u>

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" which is an update of ASC 606 Revenue Recognition Standard. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should disclose sufficient qualitative and quantitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Syndicate Income: Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities not issued, the Company expenses those costs.

Commission Income: The Company's broker-dealer earns commissions by executing client transactions in stocks, bonds, mutual funds, variable annuities and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Trading revenue: The Company's trading revenue is recorded on the trade date and, accordingly, include gains and losses on unsettled transactions.

The following table presents revenue by major source:

	Corporate	Municipal	Government	Other	Totals
Commission	$ 7,353,454	$ 1,386,571	$ 3,445,076	$ 1,184,055	$13,369,156
Syndicate	18,527,195	125,667	-	1,237,395	19,890,257
Trading	321,668	3,931,754	19,062	(229,221)	4,043,263
Interest	82,345	117,309	628,162	2,577	830,394
Annuity	-	-	-	33,695	33,695
Private Placement	-	-	-	661,658	661,658
Other	-	-	-	369,232	369,232
Totals	$ 26,284,662	$ 5,561,301	$ 4,092,300	$ 3,259,391	$39,197,654

The accounts receivable balance from contracts with non-customers was $1,570,075 as of December 31, 2024.

Note 2: Significant Accounting Policies – *(Continued)*

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized as an expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.

Credit losses for receivables

The Company has commissions receivable from clearing organizations which are measured at amortized cost (see Note 4).

The Company follows ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on a modified retrospective basis. This requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. The Company evaluates whether an allowance for credit losses is necessary, which represents the portion of the receivable that the Company does not expect to collect over its contractual life, considering past events and reasonable and supportable forecasts of future economic conditions. The Company's allowance for credit losses on its commissions receivable is based on specific collectability facts and circumstances for each outstanding receivable and the associated collection risk. The allowance for credit losses as of December 31, 2024 is $0.

The Company does not have any off-balance-sheet credit exposure related to its customers.

Note 2: Significant Accounting Policies – *(Continued)*

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Offsetting of Financial Assets and Liabilities

Financial assets and liabilities are offset and the net amount is reported on the statement of financial position, when there is a legally enforceable right to set off the recognized amount and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Note 3: Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned:				
State and municipal	$ -	$ 4,753,213	$ -	$ 4,753,213
U.S. government and agency	14,010,205	-	-	14,010,205
Other debt securities	-	32,293	-	32,293
Totals	$14,010,205	$ 4,785,506	$ -	$18,795,711

Note 3: Fair Value Measurement – *(Continued)*

To determine the fair value of the securities, market conditions are combined with descriptive information on all the individual securities, including interest rates, payment schedules, ratings, insurance status, call and put schedules and other relevant information. All of these become points in a "matrix" that influence the fair value of the securities.

Note 4: Off-Balance Sheet Risk and Clearing Agreement

In order to facilitate securities transactions, the Company has an agreement with a broker/dealer (Clearing Broker/dealer). When effective, the Company will forward (introduce) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions would be performed by the Clearing Broker/dealer. The customers' accounts would be maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The payables due to clearing organization are commissions payable and are presented net of amounts due from clearing organization. As of December 31, 2024, the balance was $1,215,962.

Note 5: Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2024 are listed below:

Liability pursuant to secured demand note collateral agreement, 8% interest paid monthly through April 15, 2025 based on $225,000 balance. Interest expense was $18,000 for the year ended December 31, 2024	$ 225,000
Liability pursuant to secured demand note collateral agreement with an indirect equity holder, 5% interest paid monthly through May 15, 2025. Interest expense was $12,500 for the year ended December 31, 2024	250,000

Note 5: Liabilities Subordinated to Claims of General Creditors – *(Continued)*

Liability pursuant to secured demand note collateral agreement with an indirect equity holder, 5% interest paid monthly through June 30, 2025. Interest expense was $12,500 for the year ended December 31, 2024	250,000
Liability pursuant to secured demand note collateral agreement with an indirect equity holder, 5% interest paid monthly through June 30, 2025. Interest expense was $3,750 for the year ended December 31, 2024	75,000
Liability pursuant to secured demand note collateral agreement with an indirect equity holder, 5% interest paid monthly through June 30, 2025. Interest expense was $7,500 for the year ended December 31, 2024	150,000
Liability pursuant to secured demand note collateral agreement with an indirect equity holder, 5% interest paid monthly through December 31, 2025. Interest expense was $16,250 for the year ended December 31, 2024	325,000
Liability pursuant to secured demand note collateral agreement with an indirect equity holder, 5% interest paid monthly through December 31, 2025. Interest expense was $16,250 for the year ended December 31, 2024	325,000
Liability pursuant to secured demand note collateral agreement with an indirect equity holder, 5% interest paid monthly through December 31, 2025. Interest expense was $10,000 for the year ended December 31, 2024	200,000
	$ 1,800,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Subordinated borrowings are automatically extended an additional year without further action unless the lender notifies the Company in accordance with terms defined in the loan agreement. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying value of subordinated borrowings approximates fair value.

Note 6: Furniture and Equipment, Net

Furniture and equipment are summarized as follows:

Furniture	$	119,279
Office machinery and equipment		392,553
Total		511,832
Less: accumulated depreciation		(511,832)
Net	$	-

Depreciation expense for the year ended December 31, 2024 was $0.

Note 7: Income Taxes

The provision for income taxes for the year ended December 31, 2024 of $0 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as a limited liability company. Earnings and losses pass through the Company's member which is taxed as a partnership, accordingly, the Company will not incur additional income tax obligations. There are no uncertain tax positions as of December 31, 2024. The Company's Parent is no longer subject to examination by taxing authorities for years prior to 2021.

Note 8: Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2024 and were subsequently settled had no material effect on the financial statements as of that date.

Note 9: Financial Instruments

Fair Value of Financial Instruments

FASB ASC Topic 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The fair value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for debt with substantially the same characteristics and maturities.

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

Note 9: Financial Instruments – *(Continued)*

| | December 31, 2024 | |
	Owned	Sold Not Yet, Purchased
State and municipal obligations	$ 4,753,213	$ -
Obligations of U.S. government	14,010,205	-
Other Securities	32,293	-
	$ 18,795,711	$ -

When-Issued Securities

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10: Employee Benefit Plan

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest up to 100% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual funds. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation. During the year ended December 31, 2024, the Company contributed $351,268 to the plan and this expense is included in Employee compensation and benefits on the Statement of Income.

Note 11: Related Party Transactions

As of December 31, 2024, the Company has liabilities pursuant to secured demand note collateral agreements with certain stockholders of the Parent which totaled $1,575,000 (see Note 5). Interest expense in the amount of $78,750 related to these demand notes was incurred and paid during 2024.

The Company is party to an expense sharing agreement with its Parent, R. Seelaus & Co., Inc. and its affiliated companies, Seelaus Holdings, LLC, Seelaus Asset Management, LLC and RSC Financial Products, LLC. Under the agreement, the Company utilizes personnel, services and facilities which are contracted by and paid by the Parent and/or its affiliated companies. The Company is charged or charges a varying amount of shared costs with its Parent or affiliated companies based on head count or percentage of actual usage. For the year ended December 31, 2024, a net balance of $1,391,755 was incurred under this agreement. As of December 31, 2024, the Company has receivables from Seelaus Asset Management, LLC and RSC Financial Products, LLC in the amounts of $57,408 and $5,626, respectively. As of December 31, 2024, the Company has a payable to Seelaus Holdings, LLC in the amount of $1,295,973.

Note 12: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $14,328,978 which is $13,966,671 in excess of required net capital of $362,307. The Company's net capital ratio at December 31, 2024 was .38 to 1.

Note 13: Annual Report on Form X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 14: Contingencies

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations. At December 31, 2024, no amount has been accrued for any potential or pending claims or arbitrations, as a probable outcome is not determinable at December 31, 2024.

Note 15: Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

SUPPLEMENTAL INFORMATION

NOTE: *The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.*

SCHEDULE I

R. SEELAUS & CO., LLC
COMPUTATION OF NET CAPITAL AND REQUIRED NET
CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Total member's equity	$ 14,580,641
Subordinated borrowings allowable in computation of net capital	1,800,000
Total capital and allowable subordinated borrowings	16,380,641
Deductions:	
Nonallowable assets	1,618,631
Haircuts	433,032
NET CAPITAL	$ 14,328,978

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 362,307
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 362,307
Excess net capital	$ 13,966,671

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 8,450,560
Exclusion: Subordinated loans	(1,800,000)
Payable to clearing organization	(1,215,962)
TOTAL AGGREGATED INDEBTEDNESS	$ 5,434,598
Ratio of Aggregate Indebtedness to net capital	.38 to 1

NOTE: There are no material differences between
the computations above and the computations
included in the Company's corresponding
unaudited Form X-17A-5 Part II filing.

See accompanying Report of Independent Registered Public Accounting Firm.



DSWD
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
R. Seelaus & Co., LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) R. Seelaus & Co., LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which R. Seelaus & Co., LLC claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) R. Seelaus & Co., LLC stated that R. Seelaus & Co., LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024 without exception.

R. Seelaus & Co., LLC is also filing this exemption report because the R. Seelaus & Co., LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to R. Seelaus & Co., LLC. In addition, R. Seelaus & Co., LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to R. Seelaus & Co., LLC; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 without exception

R. Seelaus & Co., LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about R. Seelaus & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 25, 2025

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

SEELAUS

A WOMEN-OWNED
BUSINESS ENTERPRISE

R. SEELAUS & CO., LLC
EXEMPTION REPORT UNDER RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2024

R. Seelaus & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception.

R. Seelaus & Co., LLC

I, Anneliese Mitnick, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: CEO
February 25, 2025

R. Seelaus & Co., LLC | 26 Main Street | Suite #300 | Chatham, NJ 07928 | T: (800) 922-0584 | F: (908) 273-7730 | www.rseelaus.com
MEMBER FINRA, SIPC